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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. )*	OMB APPROVAL OMB Number: 3235-0145 Expires: October 31, 2002 Estimated average burden hours per response. . . 14.9
SEATTLE GENETICS, INC.

(Name of Issuer)
COMMON STOCK

(Title of Class of Securities)
812578102
(CUSIP Number)
DECEMBER 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        / /      Rule 13d-1(b)

        / /      Rule 13d-1(c)

        /x/      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.            812578102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
H. PERRY FELL

2	CHECK THE APPROPRIATE BOX IF A	(a)	/ /
	MEMBER OF A GROUP	(b)	/ /
(See Instructions)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		5	SOLE VOTING POWER
1,720,000

		6	SHARED VOTING POWER

		7	SOLE DISPOSITIVE POWER
1,720,000

		8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,720,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.87%

12	TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1(a).    Name of Issuer:

        Seattle Genetics, Inc.

Item 1(b).    Address of Issuer's Principal Executive Offices:

        21823 - 30th Drive S.E. Bothell, WA 98021

Item 2(a).    Name of Person Filing:

        H. Perry Fell

Item 2(b).    Address of Principal Business Office or, if none, Residence:

        21823 - 30th Drive S.E. Bothell, WA 98021

Item 2(c).    Citizenship:

        United States of America

Item 2(d).    Title of Class of Securities:

        Common Stock

Item 2(e).    CUSIP Number:

        812578102

Item 3.    If this statement is filed pursuant to Rule 13d-1(b), 13d-2(b) or 13d-2(c), check whether the person filing is a:

        Not Applicable

Item 4.    Ownership.

  (a)
  Amount Beneficially Owned:

      1,720,000

  (b)
  Percent of Class:

      5.87%

  (c)
  Number of shares as to which such person has:

  (i)
  Sole power to vote or to direct the vote:    1,720,000

  (ii)
  Shared power to vote or to direct the vote:    -0-

  (iii)
  Sole power to dispose or to direct the disposition of:    1,720,000

  (iv)
  Shared power to dispose or to direct the disposition of:    -0-

Item 5.    Ownership of Five Percent or Less of a Class.

        Not Applicable

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

        Not Applicable

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

        Not Applicable

Item 8.    Identification and Classification of Members of the Group.

        Not Applicable

Item 9.    Notice of Dissolution of Group.

        Not Applicable

Item 10.    Certification.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2002 Date

/s/ H. PERRY FELL Signature

H. PERRY FELL/CHIEF EXECUTIVE OFFICER Name/Title

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SIGNATURE